Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

RANDGOLD UNIQUELY POSITIONED TO SUSTAIN VALUE DELIVERY, SAYS CEO

London, 31 March 2016 – Randgold Resources’ operations are strongly placed to generate robust cash flows even at gold prices below current levels and to continue delivering value to all stakeholders, says chief executive Mark Bristow in the company’s 2015 annual report published today.

What the gold mining industry needs, says Bristow, is to make new discoveries, as even a significant rise in the gold price and an injection of fresh capital will at best enable it to clear its debt, but will provide little scope for adding any value or reversing the production decline. Through its consistent investment in exploration and development Randgold, in contrast, was projecting sustained growth from a solid foundation.

“Our mines have been modelled to generate cash flows at gold prices well below the $1 000/oz level. Our positive production and cost profiles extend to a 10-year horizon, we have had no impairments or write-downs, and have substantial cash resources. Our exploration teams are not only replacing the ounces we deplete but are making significant progress in the hunt for our next big discovery. In fact, we are in a unique position to continue delivering value to all our stakeholders,” he says.

Randgold set a new annual production record of more than 1.2 million ounces in 2015, up 6% on the previous year, while reducing group total cash cost per ounce by 3% to $679. Strong cash flows from the operations boosted cash on hand by 158% to $213.4 million but profit for the year was $212.8 million against the previous year’s $271.1 million, reflecting the decline in the gold price. The board nevertheless recommended a 10% increase in the annual dividend.

Also in the annual report, chairman Christopher Coleman reports that even in the current challenging market, Randgold is not reducing its investment in corporate and social programmes, in line with its philosophy that sustainability is central to all its activities.

“Randgold’s social initiatives extend far beyond the life of its mines. At all its operations, it is developing ambitious legacy projects designed to provide a permanent source of employment and economic opportunity to these communities. Based on agriculture, the primary building block of any developing economy, these range from training and funding would-be commercial farmers to a wide spectrum of agribusiness initiatives, many of which are already supplying local markets. The company is equally mindful of the health and safety of its employees, and it strives constantly to improve an already exemplary record in this regard,” he says.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.